20801 Biscayne Boulevard

Suite 403

Miami, FL 33180

866.326.3000

June 10, 14

Lyn Shenk

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: Intelligent Living, Inc.

Form 10-K/A for Fiscal Year Ended December 31, 2013

Filed May 9, 2014

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Filed on May 20, 2014

File No. 000-54026

Dear Mr. Shenk:

In response to your correspondence of May 27, 2014 the management of Intelligent Living Inc. is pleased to respond to your offices questions and provide further clarification of the below disclosures.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Item 1. Business

Business, page 3

1.

Please clarify the disclosure in the second paragraph “Most recently we added a non-profit fundraiser model that provides MIND360 with exposure in return for a share of the subscription revenue in the form of a donation,” and disclose your accounting for this.

Mind360 proposed an initiative to support the work of the HCMA. MIND360 will donate fifty percent (50%) of the proceeds of a membership to MIND360's internet-based game service to benefit the HCMA (the "Fundraiser"). MIND360 provided to the HCMA a fundraising code "HCMA 2014" as an identifier for HCMA members or supporters to utilize to take advantage of this opportunity.

MIND360 also donated 10 full year memberships to the HCMA. These memberships shall be awarded to HCMA members at the discretion of the CEO of the HCMA. MIND360 produced a unique identifier for the duration of the fundraiser to track memberships and revenue “HCMA 2014.” Finally, Mind360 agreed not to market any other Company products or services to members of the HCMA or to any users of HCMA Codes.

HCMA publicized the Fundraiser and the Code on its website and through its social media applications and newsletters. HCMA acknowledges MIND360 as a donor and supporter of the HCMA. However, HCMA makes no express or implied representations about the Product, MIND360 or any other product(s)

owned, marketed or otherwise affiliated with the Company.  As this relationship commenced on April 1, 2014 and runs through March 31, 2015 there were no financial results to report in either the 10-K for the period ended December 31, 2013 or the 10-Q for the period ended March 31, 2014.

The Company intends to account for revenues derived from this relationship at 100% of the revenue with 50% treated as a charitable contribution.

2.

Please clarify what “PuffPassPay eWallet system” disclosed on the top of page 4 refers to and disclose your accounting for this.

Recently, as more people are using their mobile phones to pay for purchases, creating the mobile payments sector, the Company decided to develop an alternative eWallet solution that will offer users a fast, simple and secure alternative to traditional payment methods.  The PuffPassPay eWallet system will act as an online payment solution that someone can use to make deposits and pay for goods on web sites that will offer eWallet services. Consumers and merchants will be able to use their eWallets, also referred to as a digital wallet, to accept payments from other sites or individuals.

The development costs of our eWallet alternative were capitalized and reflected within the 10-Q for the period ended March 31, 2014. As of this correspondence, the product is still in development and has not been launched or monetized.

Mind 360 Studios LLC, page 4

3.

In the fifth paragraph in this section you refer to premium membership. Please discuss all of the types of membership plans you provide, the material components of each and pricing for each. Clarify how the plan options referred to in the four bullets on page 4 apply to your membership types.

Mind360 Studios and Mind360games.com cognitive brain games website offers only two types of memberships, a free membership offering limited access to the site and its games and free brainteasers and a premium membership that offers access to all the games on the site and the use of its proprietary scoring algorithm that allows participants to track their progress in the games.

We offer several premium membership plan options.

·

Monthly Membership: $6 per month

·

6 Month Membership: $5 per month

·

Annual Membership: $4.25 per month

·

2 Year Membership: $3.99 per month

These options differ only in that they create an affordability for some users by reducing up-front dollar amounts depending on frequency of recurring payments. There is no difference in the services offered

Item 1B. Unresolved Staff Comments, page 18

4.

It appears from your response letter dated April 15, 2014 that you intend to amend the Form 10-K for the year ended December 31, 2012 and Form 10-Qs for fiscal 2013 to restate the financial statements presented therein. Accordingly, it appears that the last sentence in this item is not appropriate. Please revise or advise.

In our response letter of April 15, 2014 management stated, in response to question 3; “upon your offices acceptance of this letter and our ability to either contact our prior auditor for the purposes of his consent for the purposes of the reissuance of his audit report included in the 10-K for the period ended December 2012 or re-audit with another auditor should the Company continue to be unable to communicate with the prior auditor…” As the 10-K for the period ended December 31, 2013 includes the consent of the prior auditor indicating management’s ability to communicate with and reissue his report for the 2012 period, the Company believes it has met the obligation outlined and therefore needs not amend the 10-K for the period ended December 31, 2012. With respect to the 10-Q’s for the periods ended June 30, 2013 and September 30, 2013 the Company has always stated its intent to amend both reports. We are working diligently to finalize these two amended reports following the recent filing of the 10Q for the period ended March 31, 2014.

Item 8. Financial Statements and Supplementary Data

5.

It appears that you have restated the December 31, 2012 financial statements from that as previously reported. Please revise to label the December 31, 2012 financial statements as restated and provide all the disclosure regarding items that have been restated required by ASC 250-10-50-7.

The reclassifications within the Statement of Cash Flows as presented in the 10-K for the period ended December 31, 2013 reflect the non-cash items referred to in question 3 of the Company’s response of April 15, 2014. As required by ASC 250-10-50-7, “When financial statements are restated to correct an error, the entity shall disclose that its previously issued financial statements have been restated, along with a description of the nature of the error. The entity also shall disclose both of the following:

The effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented

The cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest period presented.”

Management understands the requirements of ASC 250-10-50-7 however, felt that this requirement did not apply as; (i) these were reclassifications and not restatements; (ii) were non-cash items, with no material effect on the financial statements and; (iii) as they were removed and reported supplementally outside the body of the statement of cash flows, they present no per-share amount impact. Further, these reclassifications had no cumulative effect on either the retained earnings or any other appropriate components of equity or net assets in the statement of financial position.

6.

In connection with the comment above, it is not clear from the reports of the independent registered accounting firms included in the filing which firm is accepting responsibility for the restated 2012 financial statements. Please include acceptable reports that address this issue, along with the appropriate periods reported on (for example, the predecessor firm’s report refers to 2011 periods which are not included in the filing). Refer to “Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor (June 9, 2006)” found on the PCAOB website, and AU sections 315, 508 and 9508 found there as well, for further guidance.

Respectfully, as described above, management proceeded in the understanding that these reclassifications of non-cash items within the statement of cash flows to items supplementally outside the body of the statement of cash flows do not represent “material misstatements.” Management referred to AS 2810 Appendix A for the definition of a “Misstatement” and then to Appendix B “Qualitative Factors Related to the Evaluation of the Materiality of Uncorrected Misstatements” to reach a determination of whether or not these reclassifications represented “material misstatements.” In reviewing the several factors to consider in the evaluation process, management determined that these reclassifications of one-time, non-cash items were not “Material” and therefore did not meet the requirements of AU Sections 315, 508 or 9508.

Auditing Standard No. 6 further supports this position as it states in Section 11 that “Changes in classification in previously issued financial statements do not require recognition in the auditor's report, unless the change represents the correction of a material misstatement or a change in accounting principle” neither of which it appears is applicable in this case.

Notes to Consolidated Financial Statements

Note 1 – Nature of Organization and Significant Accounting Policies

Note 7– Convertible Debentures, page F-16

7.

Please tell us how your accounting of the embedded derivative and host components of convertible debt comply with the allocation method specified in ASC 815-15-30-2 upon initial measurement and the limitation for subsequent measurement specified in ASC 815-15- 35-3. In so doing, explain to us why the aggregate fair value initially recognized for the derivative liability of $13,668,329 shown on page F-19 is significantly greater relative to the apparent aggregate face value at issuance of the associated convertible debt of $400 thousand and the fractional value of your common stock into which the debt is convertible. In connection with this, explain to us the basis for the derivative liability of $(13,668,329) reported as additional paid in capital in the statement of stockholders’ deficit in 2013.

ASC 815 requires that in certain circumstances embedded derivatives be bifurcated (separated) from the host contract and accounted for separately. Embedded derivatives that are required to be bifurcated and accounted for separately are treated in the same manner as freestanding derivatives under ASC 815.

ASC 815-15-30-2 and 35-3 requires the embedded derivative to be recorded at fair value, with the difference between the basis of the hybrid financial instrument and the fair value of the embedded derivative recorded as the carrying value of the host contract. Therefore, the allocation method described in ASC 815-15-30-2 would not result in recognition of a Day 1 gain or loss on a bifurcated derivative. Any potential Day 1 gains or losses associated with the bifurcated derivative would not be recognized immediately in earnings but rather included in the basis of the host contract.

The aggregate fair value initially recognized for the derivative liability of $13,668,329 was calculated using the Black-Sholes model as of the initial measurement date, which was, in accordance with ASC 815 recorded as a debit to additional paid in capital as of the measurement date.  The inputs used to calculate the value were as follows:

Lender	Black-Sholes balance @ 3/1/13	Note balance	Measurement Date	Market share price	Pre-adjusted Conversion Price	Volatility
LSV 2/11/11	597,802	209,692	03/01/13	$ 0.01300	$ 0.00456	822%
Goldin	3,404,899	26,199	03/01/13	$ 0.01300	$ 0.00010	822%
Taconic 1/25/13	6,311,357	48,924	03/01/13	$ 0.01300	$ 0.00010	822%
Somesing	62,374	21,938	03/01/13	$ 0.01300	$ 0.00456	822%
Taconic 1/31/13	2,612,290	20,250	03/01/13	$ 0.01300	$ 0.00010	822%
LSV 2/21/13	646,245	5,010	03/01/13	$ 0.01300	$ 0.00010	822%
R&T Sports Marketing	33,362	11,734	03/01/13	$ 0.01300	$ 0.00010	44%
	13,668,328	343,746

8.

Please disclose the due dates for the notes indicated in the second paragraph and state whether such are still considered to be in default. If in default, disclose the associated consequences.

As described in the first paragraph, all the notes in the second paragraph of page F-16 are assigned from the Long Side Ventures Note of February 11, 2011 that matured on December 31, 2012. During 2012

Long Side Ventures apparently sold off portions of the note payable to the third parties referenced in the second paragraph. As the Company was unable to pay the outstanding balances due on the note or now notes, the Company was in default on the outstanding balances due. As a consequence, on January 29, 2013 the Company amended the conversion price of these notes to $.0001. Subsequently, on August 14, 2013 the management of Intelligent Living was able to renegotiate the terms with Long Side Ventures back to the original pre-default terms of the higher of: (i) 50% of the average of the five lowest intraday prices for the Company’s stock during the previous 15 trading days: or (ii) $0.0001.

Unfortunately, management has been unable to renegotiate the default terms with the other holders of this debt.

9.

Please disclose the material terms and conditions associated with each put premium disclosed on page F-19 and how the amounts recognized were determined.

ASC 480-10-25-14 A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a.

A fixed monetary amount known at inception (for example, a payable settle-able with a variable number of the issuer’s equity shares)

Obligation to Issue Shares with Monetary Value Based on a Fixed Monetary Amount Known at Inception Paragraph 55-22:  Certain financial instruments embody obligations that require (or permit at the issuer’s discretion) settlement by issuance of a variable number of the issuer’s equity shares that have a value equal to a fixed monetary amount. For example, an entity may receive $100,000 in exchange for a promise to issue a sufficient number of its own shares to be worth $110,000 at a future date. The number of shares required to be issued to settle that unconditional obligation is variable, because that number will be determined by the fair value of the issuer’s equity shares on the date of settlement. Regardless of the fair value of the shares on the date of settlement, the holder will receive a fixed monetary value of $110,000. Therefore, the instrument is classified as a liability under paragraph 480-10-25-14(a). Some share-settled obligations of this kind require that the variable number of shares to be issued be based on an average market price for the shares over a stated period of time, such as the average over the last 30 days before settlement, instead of the fair value of the issuer’s equity shares on the date of settlement. Thus, if the average market price differs from the share price on the date of settlement, the monetary value of the obligation is not entirely fixed at inception and is based, in small part, on variations in the fair value of the issuer’s equity shares. Although the monetary amount of the obligation at settlement may differ from the initial monetary value because it is tied to the change in fair value of the issuer’s equity shares over the last 30 days before settlement, the monetary value of the obligation is predominantly based on a fixed monetary amount known at inception. The obligation is classified as a liability under paragraph 480-10-25-14(a). Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability and no gain or loss is recognized for the difference between the average and the ending market price. The Monetary Value is defined as “the fair value of the cash, shares, or other instruments that a financial instrument obligates the issuer to convey to the holder would be at the settlement date under specified market conditions”

Due to the features of the convertible notes issued, the Company recorded a premium based on the fair value of the shares that the Company would issue to the holder at the settlement date. The conversion features are summarized below:

Note 13 – Subsequent Events, page F-25

10.

Please disclose the terms of compensation, if any, associated with the Advisory Board Agreement with Kyle Siptroth and Agiletek Engineering referred to in the sixth paragraph on page F-26.

The Advisory Board Agreement with Kyle Siptroth and Agilitek Engineering includes compensation via a Revenue share of 25% of net revenue arising from any business development and/or commercial relationships between the Company and any Federal government contract or agency.

Item 9A. Controls and Procedures, page 25

11.

Please revise to disclose your conclusion in regard to the effectiveness of your disclosure controls and procedures pursuant to Item 307 of Regulation S-K.

The Company will include the following language under Item 9A. of the amended 10-K which includes the missing DCP language.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Disclosure and control procedures are also designed to ensure that such information is accumulated and communicated to management, including the chief executive officer and principal accounting officer, to allow timely decisions regarding required disclosures. As of the end of the period covered by this quarterly report, we carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer and principal accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognizes that there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their desired control objectives. Additionally, in evaluating and implementing possible controls and procedures, management is required to apply its reasonable judgment. Based on the evaluation described above, our management, including our principal executive officer and principal accounting officer, have concluded that, as of March 31, 2014, our disclosure controls and procedures were not effective due to a lack of adequate segregation of duties.

Remediation of Material Weaknesses in Internal Control over Financial Reporting

In order to remedy our existing internal control deficiencies, and as our finances allow, we will hire additional accounting staff.

Changes in Internal Control over Financial Reporting

Management has evaluated whether any changes in our internal control over financial reporting as of March 31, 2014 were made. Based on its evaluation, management, including the chief executive officer and principal accounting officer, has concluded that there has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Notes to Unaudited Consolidated Financial Statements

Note 9 – Stockholders’ Equity (Deficit), page 19

12.

In regard to the Series B 7% Royalty Interest Participating Preferred Stock referred to on page 20, please disclose in further detail (i) the participation feature, (ii) how royalty payments are determined, (iii) when entitlement to such royalties begins and (iii) the effect given to the royalties and participating feature in arriving at income available to common stockholders in computing basic earnings per share. On this latter point, tell us your consideration of ASC 260-10-45-11 through 12 and 50-1, as well as the guidance contained in ASC 260-10 in regard to participating securities and the two class method.

The holders of the Series B 7% Royalty Interest Participating Preferred Stock shall be entitled to receive, prior to and senior to any series of Preferred Stock, Notes or other obligations of the Company, Recurring Royalty Payments, calculated and payable monthly, derived from the net sales of the Company and all current and future subsidiaries. For the purpose of properly calculating Royalty Payments, net sales shall be defined as gross sales less discounts and returns. These figures shall be calculated following the conclusion of each calendar month and payable by no later than the 15th of the month following the end of the fiscal month as calculated for financial reporting purposes.

Royalty Payments to holders shall occur and be payable prior to and separate from any declaration by the Board of any dividends or distributions, shall begin to accrue and be cumulative on the outstanding shares of Series B 7% Royalty Interest Participating Preferred Stock from the date of issue until the conclusion of the fiscal month.

ASC 260-10-45-11 states that dividends accumulated for the period on cumulative preferred stock (whether or not earned) should be deducted from income from continuing operations and also from net income when computing earnings per share. In addition, ASC 505-10-50-5 requires an entity to disclose within its financial statements the aggregate and per-share amounts of arrearages in cumulative preferred dividends. With regard to dividends, we will calculate earnings per share in accordance with ASC 260-10-45-11 and incorporate the disclosures required under ASC 505-10-50-5 in our filings as required.

ASC 260-10 50-1 states that “Securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. Full disclosure of the terms and conditions of these securities is required even if a security is not included in diluted EPS in the current period.” Management believes it has met this obligation with the full disclosure of the terms of the Series B Royalty Interest Participating Preferred Stock on page F-27.

The guidance provided by ASC 260-10 in regard to participating securities indicates that “All securities that meet the definition of a participating security, irrespective of whether the securities are convertible, nonconvertible, or potential common stock securities, shall be included in the computation of basic EPS using the two-class method.” Management understands and will calculate earnings per share in accordance with these principles.

The attached amended 10-K reflects the changes required and will be filed no later than June 13, 2014 so as to permit your office time for additional comment. We trust the foregoing sufficiently responds to the staff’s comments, stand at the ready to address and comply with any additional requirements from your office.

If you have any questions regarding the foregoing, please call me directly at (727) 803 - 6753 or Jeff Klein, Esq. at (561) 953 - 1125.

Very truly yours,

/s/ Paul Favata

Paul Favata

President

Intelligent Living Inc.